CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 001
July 20, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Liberator Medical Holdings, Inc. (the “Company”) Form 10-K for the Period Ending September 30, 2010 Filed January 13, 2011 File No. 000-05663
Dear Mr. Rosenberg:
     Reference is made to your letter dated June 21, 2011, and our letters to you from our attorney dated June 29, 2011.
Critical Accounting Policies, Judgments and Estimates
Deferred Advertising Costs, page F-8
1. SEC Comment:
     We acknowledge your response to our prior comment two. Although it may appear that your continued advertising spend results in future economic benefits as demonstrated by your consistent quarterly reorder rates, please elaborate on how the benefits associated with your increased advertising spend beginning in fiscal 2010 are similar to past advertising as required by ASC 340-20-25-9. In your response please clarify how much of your increased advertising spend relates to increases in costs per advertising unit, e.g., television commercial run, magazine ad, etc., versus increases in advertising volume. In addition, please quantify the success rate in obtaining new customers per unit of advertising and demonstrate how these success rates are similar to historical rates.
Company’s Response:

[************]	—	Denotes Confidential Treatment requested.
     [************]

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 002

[************]	—	Denotes Confidential Treatment requested.
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Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 003
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[************]	—	Denotes Confidential Treatment requested.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 004
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[************]	—	Denotes Confidential Treatment requested.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 005

[************]	—	Denotes Confidential Treatment requested.
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Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 006

[************]	—	Denotes Confidential Treatment requested.
2.	SEC Comment:
          Assuming you can support that your current direct-response advertising efforts are expected to result in similar effects as responses to past direct-response advertising as requested in the preceding comment, please provide us proposed revised disclosure to be included in MD&A in future periodic reports that:
•	explains why you continue to significantly increase your advertising expenditures when revenues do not appear to be increasing at the same rates; and

•	clarifies that your increased advertising expenditure does not represent an effort to target new markets or sell new products.
Company’s Response:
          The Company proposes the following disclosure to be included in the MD&A section of our future periodic reports:
Revenues:
Even though our revenues have not increased proportionally to our increased advertising expenditures, we believe that the incremental costs associated with acquiring new customers through our increased advertising expenditures will be more than offset by the recurring revenues generated from the new customers acquired as a result of our advertising efforts.
Our increased advertising efforts do not represent an effort to target new markets or sell new products, but are a continuation of our efforts to acquire new customers in the markets we currently serve.
3.	SEC Comment:
          Please confirm to us that the information presented in the table on page eight of your response incorporates subsequent reorder revenue solely associated with the products originally ordered by new customers in the direct-response advertising pool quarter identified. To the extent that revenue from other products is included in the table, please explain to us how this table is supportive of your assertion that the reordering of the product initially sold as a result of the initial direct-response advertising should be considered in assessing the period of expected future benefit.
Company’s Response:
          The information presented in the table on page eight of our previous response to you incorporates subsequent reorder revenue solely associated with the products originally ordered by new customers in the direct-response advertising pool quarter identified.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 007

[************]	—	Denotes Confidential Treatment requested.
General
4.	SEC Comment:
          It appears that your response attempts to redact certain information from public disclosure, yet all information is presented in your letter on EDGAR. In addition, it appears that you wish to redact your entire response to the second bullet of our previous comment one. Please address the following comments:
•	please resubmit your June 3, 2011 response with a cover letter providing written substantiation in support of the need for confidential treatment of the information requested and limit your Rule 83 request to only those portions of the response which must truly remain confidential;

•	submit an electronic version of the response to this comment as CORRESP and include all the non-confidential information in that letter; and

•	redact the information subject to the new Rule 83 request and mark the response using brackets or other clear markings to indicate the location of the omitted material.
Company’s Response:
          In accordance with prior conversations with the Staff, the June 3, 2011, response was resubmitted properly in redacted form on June 23, 2011.
          The Company does not believe that it is required to substantiate the need for confidential treatment. The Commission’s online materials with respect to Rule 83 found at http://www.sec.gov/foia/conftreat.htm state that the “requester may claim personal or business confidentiality, but need not substantiate his or her request until the FOIA office notifies him of a FOIA request for the records.” We have not received any such notification from the FOIA office.
          We acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 20, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 008

[************]	—	Denotes Confidential Treatment requested.
          If the Staff has any additional questions or comments after reviewing our responses, please direct any questions concerning this letter to me or our Controller, Travis J. Brooks, at (772) 287-2414.

Very truly yours,
/s/ Robert J. Davis
Robert J. Davis, Chief Financial Officer